Pricing supplement no. 603
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 165-A-I dated May 1, 2009

Registration Statement No. 333-155535
Dated May 14, 2010
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments	JPMorgan Chase & Co. $15,000,000 **Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR due May 19, 2015**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 19, 2015.
- With respect to the Initial Interest Periods (which we expect to be from May 19, 2010 through but excluding May 19, 2011), Interest on the notes will be payable quarterly in arrears at a rate equal to 2.00% per annum. With respect to each Interest Period (other than the Initial Interest Periods), Interest on the notes will be payable quarterly in arrears at a rate per annum equal to the lesser of (a) 3-Month USD LIBOR plus 1.00% per annum and (b) the maximum Interest Rate applicable to such Interest Period. In no case will the Interest Rate for any quarterly Interest Period be less than the minimum Interest Rate of 0.00%.
- The notes are designed for investors who seek (a) quarterly interest payments that are, for the Initial Interest Periods, fixed at 2.00% per annum, and then for all subsequent Interest Periods are linked to 3-Month USD LIBOR as determined on each Determination Date plus 1.00%, subject to a maximum Interest Rate and the minimum Interest Rate of 0.00%, and (b) full principal protection at maturity. **Any payment on the notes is subject to the credit risk of JP Morgan Chase & Co.**
- Interest will be payable based on 90 days for the Interest Period and a 360-day year.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 165-A-I, will supersede the terms set forth in product supplement no. 165-A-I.**
- The notes priced on May 14, 2010 and are expected to settle on or about May 19, 2010.

Key Terms

Maturity Date:	May 19, 2015
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × (90/360).
Interest Rate:	With respect to each Initial Interest Period (which we expect to be from May 19, 2010 through but excluding May 19, 2011), a rate equal to 2.00% per annum. With respect to each Interest Period thereafter, a rate per annum equal to the lesser of (a) 3-Month USD LIBOR on each applicable Determination Date plus 1.00%, and (b) the maximum Interest Rate with respect to such Interest Period,

From (and including)	To (but excluding)	Interest Rate
May 19, 2011	May 19, 2013	5.00% per annum
May 19, 2013	May 19, 2014	5.25% per annum
May 19, 2014	May 19, 2015 (the Maturity Date)	5.75% per annum

In no case will the Interest Rate for any quarterly Interest Period be less than the minimum Interest Rate of 0.00%.

Initial Interest Rate:	2.00% per annum
Initial Interest Periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding May 19, 2011.
3-Month USD LIBOR:	3-Month USD LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page "LIBOR01" (or any successor page) under the heading "3Mo" at approximately 11:00 a.m., London time, on the applicable Determination Date, as determined by the calculation agent. If on the applicable Determination Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page "LIBOR01" (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under "Description of Notes — Interest — The Underlying Rates — LIBOR Rate" in the accompanying product supplement no. 165-A-I.
Determination Dates:	Two London Business Days immediately prior to the beginning of the applicable Interest Period after the Initial Interest Periods.
Interest Periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Dates:	Interest, if any, will be payable quarterly in arrears on the 19th calendar day of each February, May, August and November (each such date, an "Interest Payment Date"), commencing August 19, 2010, to and including the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:	Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
CUSIP:	48124AQV2

Investing in the Fixed to Floating Rate Notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 165-A-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 165-A-I or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$8.13	$991.87
Total	$15,000,000	$121,950	$14,878,050

(1) The price to the public includes the estimated cost of hedging our obligations under the notes.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $8.13 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated or non-affiliated dealers of $5.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. Please see "Plan of Distribution" beginning on page PS-29 of the accompanying product supplement no. 165-A-I.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 14, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-I dated May 1, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 12, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 165-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 165-A-I dated May 1, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001788/e35283_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:

1. Notwithstanding the description of Interest Rate in the accompanying product supplement no. 165-A-I, in no event will the Interest Rate be greater than the maximum Interest Rate applicable to the relevant Interest Period.

2. The following sentence will replace the last sentence of the first paragraph under "General Terms of Notes — Payment Upon an Event of Default" in the accompanying product supplement no. 165-A-I:

   "In such case, interest will be calculated on the basis of a 360-day year and the actual number of days in such adjusted Interest Period and will be based on (1) the Interest Rate on the Determination Date immediately preceding such adjusted Interest Period or (2) if such adjusted Interest Period falls within an Initial Interest Period, the Initial Interest Rate."

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** – You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of 3-Month USD LIBOR during the term of the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** – With respect to the Initial Interest Periods (expected to be May 19, 2010 through but excluding May 19, 2011), a rate per annum equal to 2.00%. With respect to each Interest Period thereafter, a rate per annum equal to the lesser of (a) 3-Month USD LIBOR on each applicable Determination Date, plus 1.00%, and (b) the maximum Interest Rate applicable to such Interest Period. In no case will the Interest Rate for any quarterly Interest Period be less than the minimum Interest Rate of 0.00%. The notes offer quarterly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable quarterly in arrears on the 19th calendar day of each February, May, August and November (each such date, an "Interest Payment Date"), commencing August 19, 2010, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the date that is fifteen (15) calendar days prior to the applicable Interest Payment Date. The quarterly interest payments after the Initial Interest Periods are affected by, and contingent upon, 3-Month USD LIBOR, subject to the maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-I. Subject to the limitations described in the accompanying product supplement, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments". We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-I, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

- **THE AMOUNT OF EACH QUARTERLY INTEREST PAYMENT AFTER THE INTEREST PAYMENTS ON THE NOTES DURING THE INITIAL INTEREST PERIODS MAY BE ZERO** – You will receive an interest payment for the applicable Initial Interest Period based on a rate per annum equal to 2.00% and for the applicable Interest Periods thereafter, an interest payment based on a rate per annum equal to 3-Month USD LIBOR, plus 1.00%, subject to the minimum Interest Rate of 0.00% and the maximum Interest Rate applicable to such Interest Period. Therefore, if 3-Month USD LIBOR is less than or equal to -1.00% for any Interest Period after the Initial Interest Period, the Interest Rate on your notes for such Interest Period will be equal to zero.

- **FIXED TO FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES** – The rate of interest paid by us on the notes for each Interest Period after the Initial Interest Periods will be equal to 3-Month USD LIBOR plus 1.00% subject to the maximum Interest Rate which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any quarterly Interest Period be less than the minimum Interest Rate of 0.00%. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives. Interest with respect to any Interest Period other than an Initial Interest Period may be equal to zero, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

- **THE INTEREST RATE ON THE NOTES AFTER THE INITIAL INTEREST PERIODS IS BASED ON 3-MONTH USD LIBOR, OVER WHICH WE HAVE NO CONTROL** – 3-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the interest payment for any Interest Period other than an Interest Period.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE** — With respect to any Determination Date after the Initial Interest Periods, if 3-Month USD LIBOR plus 1.00% is greater than the maximum Interest Rate applicable to the relevant Interest Period, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an Interest payment that will not exceed such maximum Interest Rate prorated on a 360 day basis, regardless of the performance of 3-Month USD LIBOR. As such, you will not participate in any 3-Month USD LIBOR above the then applicable maximum Interest Rate minus 1.00%.

- **THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM** — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline because the Interest Rate applicable to that specific Interest Period may be less than a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 3.50% per annum, but a debt security issued in the then current market could yield an interest rate of 5.50% per annum, your note would be less valuable if you tried to sell that note in the secondary market.

- **THERE MAY BE CHANGES IN BANKS' INTER-BANK LENDING RATE REPORTING PRACTICES OR THE METHOD PURSUANT TO WHICH 3-MONTH USD LIBOR IS DETERMINED** — Concerns have been expressed that some of the member banks recently surveyed by the British Banker's Association ("BBA") in connection with the calculation of daily London Interbank Offered Rates, including 3-Month USD LIBOR, may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputation or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting has occurred, it may have resulted in the London Interbank Offered Rates being artificially low. If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in London Interbank Offered Rates (including 3-Month USD LIBOR). In addition, the BBA recently announced that it will change the London Interbank Offered Rates rate-fixing process by increasing the number of banks surveyed to set a London Interbank Offered Rates. The BBA also indicated that it will consider adding a second rate fixing process for U.S. dollar London Interbank Offered Rates after the U.S. market opening, after discussion with the member banks. The BBA is continuing its consideration of ways to strengthen the oversight of the process. The changes announced by the BBA, or future changes adopted by the BBA, in the method pursuant to which the London Interbank Offered Rates are determined may result in a sudden or prolonged increase in the reported London Interbank Offered Rates (including 3-Month USD LIBOR).

- **3-MONTH USD LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS** — The amount of interest, if any, payable on notes will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:
  - changes in, or perceptions, about future 3-Month USD LIBOR;

- general economic conditions;
- prevailing interest rates; and
- policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

- **3-MONTH USD LIBOR MAY BE VOLATILE** — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
  - supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
  - sentiment regarding underlying strength in the U.S. and global economies;
  - expectations regarding the level of price inflation;
  - sentiment regarding credit quality in the U.S. and global credit markets;
  - central bank policy regarding interest rates;
  - inflation and expectations concerning inflation; and
  - performance of capital markets.

  Increases or decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing or an Interest Rate of zero and thus in the reduction of interest payable, if any, on the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of 3-Month USD LIBOR;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally, as well as the volatility of those rates;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Interest Rate for an Interest Period other than an Initial Interest Period

The Interest Rate for each Initial Interest Period will be 2.00% per annum. The following table illustrates the Interest Rate determination for an Interest Period other than an Initial Period for a hypothetical range of performance for 3-Month USD LIBOR and reflects the fixed rate of 1.00%, the minimum Interest Rate of 0.00% and the maximum Interest Rates applicable to the relevant Interest Periods of 5.00%, 5.25% and 5.75%, respectively. The hypothetical 3-Month USD LIBORs and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR	Fixed Rate	Hypothetical Interest Rate		
		With respect to Interest Periods from May 19, 2011 through May 19, 2013*	With respect to Interest Periods from May 19, 2013 through May 19, 2014*	With respect to Interest Periods from May 19, 2014 through May 19, 2015*
10.00%	1.00%	5.00%**	5.25%**	5.75%**
9.50%	1.00%	5.00%**	5.25%**	5.75%**
9.00%	1.00%	5.00%**	5.25%**	5.75%**
8.50%	1.00%	5.00%**	5.25%**	5.75%**
8.00%	1.00%	5.00%**	5.25%**	5.75%**
7.50%	1.00%	5.00%**	5.25%**	5.75%**
7.00%	1.00%	5.00%**	5.25%**	5.75%**
6.50%	1.00%	5.00%**	5.25%**	5.75%**
6.00%	1.00%	5.00%**	5.25%**	5.75%**
5.75%	1.00%	5.00%**	5.25%**	5.75%**
5.25%	1.00%	5.00%**	5.25%**	5.75%**
5.00%	1.00%	5.00%**	5.25%**	5.75%**
4.75%	1.00%	5.00%**	5.25%**	5.75%
4.50%	1.00%	5.00%**	5.25%**	5.50%
4.25%	1.00%	5.00%**	5.25%	5.25%
4.00%	1.00%	5.00%	5.00%	5.00%
3.50%	1.00%	4.50%	4.50%	4.50%
3.00%	1.00%	4.00%	4.00%	4.00%
2.50%	1.00%	3.50%	3.50%	3.50%
2.00%	1.00%	3.00%	3.00%	3.00%
1.50%	1.00%	2.50%	2.50%	2.50%
1.00%	1.00%	2.00%	2.00%	2.00%
0.50%	1.00%	1.50%	1.50%	1.50%
0.00%	1.00%	1.00%	1.00%	1.00%
-1.00%	1.00%	0.00%	0.00%	0.00%
-1.50%	1.00%	0.00%***	0.00%***	0.00%***
-2.00%	1.00%	0.00%***	0.00%***	0.00%***

*Expected. Subject to postponement in the event of a non-Business Day as described above.

**The Interest Rate cannot be greater than the applicable maximum Interest Rate of 5.00%, 5.25% or 5.75%, respectively.

***The Interest Rate cannot be less than the minimum Interest Rate of 0.00%.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated and assume that each Interest Period is not an Initial Interest Period.

Example 1: 3-Month USD LIBOR is 3.00%. The Interest Rate is 4.00% calculated as follows:
$$3.00\% + 1.00\% = 4.00\%$$

The interest payment per $1,000 principal amount note for such Interest Period is calculated as follows:
$$\$1,000 \times 4.00\% \times (90/360) = \$10.00$$

Example 2: 3-Month USD LIBOR is 4.50% with respect to an Interest Period for which the corresponding maximum Interest Rate is 5.00%. Because 3-Month USD LIBOR of 4.50% plus 1.00% exceeds the applicable maximum Interest Rate of 5.00%, the Interest Rate is the maximum Interest Rate of 5.00% and the interest payment per $1,000 principal amount note for such Interest Period is calculated as follows:
$$\$1,000 \times 5.00\% \times (90/360) = \$12.50$$

Example 3: 3-Month USD LIBOR is 4.50% with respect to an Interest Period for which the corresponding maximum Interest Rate is 5.25%. Because 3-Month USD LIBOR of 4.50% plus 1.00% exceeds the applicable maximum Interest Rate of 5.25%, the Interest Rate is the maximum Interest Rate of 5.25% and the interest payment per $1,000 principal amount note for such Interest Period is calculated as follows:
$$\$1,000 \times 5.25\% \times (90/360) = \$13.13$$

Example 4: 3-Month USD LIBOR is 5.00% with respect to an Interest Period for which the corresponding maximum Interest Rate is 5.75%. Because 3-Month USD LIBOR of 5.00% plus 1.00% exceeds the applicable maximum Interest Rate of 5.75%, the Interest Rate is the maximum Interest Rate of 5.75% and the interest payment per $1,000 principal amount note for such Interest Period is calculated as follows:

$$\$1,000 \times 5.75\% \times (90/360) = \$14.38$$

Example 5: 3-Month USD LIBOR is -1.50%. Because 3-Month USD LIBOR of -1.50% plus 1.00% is less than the minimum Interest Rate of 0.00%, the Interest Rate is the minimum Interest Rate of 0.00% and you will not receive any interest payment per $1,000 principal amount note for such Interest Period.

Historical Information

The following graph sets forth the daily historical performance of 3-Month USD LIBOR from January 2, 2003 through May 12, 2010. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

3-Month USD LIBOR, as appeared on Reuters page "LIBOR01" at approximately 11:00 a.m., London time on May 14, 2010 was 0.44506%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any Determination Date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in any positive Interest Payments or a return of more than the principal amount of your notes plus the Initial Interest Payments.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. See "Plan of Distribution" beginning on page PS-29 of the accompanying product supplement no. 165-A-I.